SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of January 2006

                             -----------------------

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name into English)

                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated January 17, 2006.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         JINPAN INTERNATIONAL LIMITED



                                         By: /s/ Yu Qing Jing
                                             -----------------------------------
                                             Name:  Yu Qing Jing
                                             Title: Secretary
Dated:  January 19, 2006

    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press release, dated January 17, 2006.

                                                                       Exhibit 1


PRESS RELEASE

                                            Source: Jinpan International Limited

Jinpan International Limited Declares 24 Cents Cash Dividend
Tuesday January 17, 12:51 pm ET

ENGLEWOOD CLIFFS, N.J., Jan. 17 /PRNewswire-FirstCall/ -- JINPAN INTERNATIONAL LIMITED (Amex: JST - News) According to The Board of Directors resolution on January 17, 2006, Jinpan International Limited declared a cash dividend of 24 Cents per share of common stock for the year 2006. The company will make the first distribution of 12 Cents per share on February 28, 2006, to shareholders of record on February 10, 2006. The second distribution will be made during the second half of the year 2006.

As the premier manufacturer of cast coil transformers, the Company has been successful in gaining market share on a global basis. In addition, the Company has expanded as part of a continuous effort to provide complex integrated assemblies servicing our customers with a more complete package and simple solutions. The Company looks forward to realizing its goals and to continue delivering the greatest value to our customers.

Source: Jinpan International Limited